This filing is made pursuant to Rule 424(b)(3) under
the Securities Act of 1933 in connection with
Registration No. 333-132201

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Debt Securities	(1)	(1)

(1)   $10,000,000 aggregate principal amount of Debt Securities are being offered pursuant to this Pricing Supplement. An aggregate registration fee of $465,778 was pre-paid or carried forward from a prior registration statement with respect to $4,064,937,000 principal amount of an unspecified aggregate number of Debt Securities registered pursuant to Registration Statement No. 333-132201, an additional registration fee of $107,000 was pre-paid on May 15, 2006 (pursuant to a Prospectus Supplement dated May 11, 2006, filed on May 15, 2006 under Rule 424(b)(2) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities, and an additional registration fee of $107,000 was pre-paid on September 1, 2006 (pursuant to a Pricing Supplement dated August 28, 2006, filed on September 1, 2006 under Rule 424(b)(3) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities.  An additional registration fee of $107,000 was pre-paid on October 17, 2006 (pursuant to a Pricing Supplement dated October 4, 2006, filed on October 17, 2006 under Rule 424(b)(3) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities.  $1,070 of such registration fee is offset against the fee due for this offering and, as of December 18, 2006, $32,357 remains available for future fees with respect to $302,406,000 principal amount of unsold Debt Securities. An additional registration fee of $107,000, calculated in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, is being pre-paid pursuant to this Pricing Supplement in connection with an additional $1,000,000,000 principal amount of Debt Securities.

Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated December 8, 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PA30

Principal Amount (in Specified Currency): $10,000,000

Issue Price: 100%

Trade Date: December 8, 2006

Original Issue Date: December 21, 2006

Stated Maturity Date: December 21, 2021

Initial Interest Rate: 8.00%

Interest Rate: See “Additional Terms of the Notes”

Interest Payment Dates: Quarterly, on each March 21, June 21, September 21 and December 21, commencing March 21, 2007

Net Proceeds to Issuer: 100%

Agent’s Discount or Commission: 0.0%

Agent: Morgan Stanley & Co. Incorporated

Agent’s Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: Actual/Actual

Business Day Convention: Following (with no adjustment to period end dates)

Redemption: The Notes are subject to redemption by TMCC, in whole, at par on the Redemption Dates and subject to the Notice of Redemption stated below.

Redemption Dates: Each Interest Payment Date, commencing December 21, 2007.

Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days’ prior notice

Repayment: Not Applicable

Optional Repayment Date(s):

Repayment Price:

Original Issue Discount: No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Specified Currency: U.S. dollars

Minimum Denominations: $50,000 and $1,000 increments thereafter

Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Interest

The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on December 21, 2007 at the Initial Interest Rate. The Notes will bear interest from and including the Interest Payment Date on December 21, 2007 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an “Interest Calculation Period,” and collectively the “Floating Interest Rate Period”) calculated in accordance with the following formula:

(8.00%) x (N / M)

Where:

“N” is the total number of calendar days in the applicable Interest Calculation Period on which the difference between the 30-Year CMS Rate and the 2-Year CMS Rate (the “Spread”) sets greater than or equal to 0.0%; provided however, that the Spread determined on the fifth U.S. Government Securities Business Day (as defined below) prior to each Interest Payment Date (or Maturity, as applicable) shall apply to such U.S. Government Securities Business Day and each of the remaining calendar days in the related Interest Calculation Period; and

“M” is the total number of calendar days in the applicable Interest Calculation Period.

No interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. For each calendar day in an Interest Calculation

Period that is not a U.S. Government Securities Business Day, the Spread for that calendar day will be the Spread determined on the immediately preceding U.S. Government Securities Business Day.

 “30-Year CMS Rate” is the rate for U.S. dollar swaps with a constant maturity of 30 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page (rounded to the nearest third decimal place (one thousandth of a percentage point)) as of 11:00 a.m., New York City time on each day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 30-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“2-Year CMS Rate” is the rate for U.S. dollar swaps with a constant maturity of 2 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page (rounded to the nearest third decimal place (one thousandth of a percentage point)) as of 11:00 a.m., New York City time on each day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 2-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“U.S. Government Securities Business Day” (hereinafter, “Business Day”) means any day except for a Saturday, Sunday or a day on which the Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-Year CMS Rate and the 2-Year CMS Rate, and other events that are difficult to predict and beyond TMCC’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable range-accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During The Floating Interest Rate Period Is Uncertain And Could Be 0.0%.

The 30-Year CMS Rate and 2-Year CMS Rate are floating rates. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. For every calendar day on which the Spread is determined or deemed to be less than 0.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Spread remains at less than 0.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

During The Floating Interest Rate Period, The Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.

During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.0% per annum with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. As a result, if the Spread remains at less than 0.0% for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable Spread With Respect To The Fifth Business Day Preceding The End Of An Interest Calculation Period Will Apply For The Remainder Of That Interest Calculation Period.

Because during the Floating Interest Rate Period the Spread determined on the fifth Business Day preceding each Interest Payment Date (or Maturity, as applicable) applies to each of the remaining calendar days in the related Interest Calculation Period, if the Spread with respect to that Business Day sets at less than 0.0%, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Spread on any of the subsequent remaining calendar days were actually to set at or above 0.0%.

Secondary Trading May Be Limited.

The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow a holder to trade or sell Notes easily.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

•                  The market value of the Notes might be affected by changes in the 30-Year CMS Rate and 2-Year CMS Rate. For example, a decrease in the 30-Year CMS Rate combined with either an increase or no change in the 2-Year CMS Rate could cause a decrease in the market value of the Notes because no interest will be payable on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. Conversely, an increase in the 30-Year CMS Rate relative to the 2-Year CMS Rate could cause an increase in the market value of the Notes. However, if the Spread increases or remains high, the likelihood of the Notes being redeemed would increase. The 30-Year CMS Rate and 2-Year CMS Rate themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

•                  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 30-Year CMS Rate and 2-Year CMS Rate increases, the market value of the Notes may decrease.

The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Historical Performance Of The 30-Year CMS Rate and 2-Year CMS Rate Is Not An Indication Of The Future Performance Of The 30-Year CMS Rate and 2-Year CMS Rate.

The historical performance of the 30-Year CMS Rate and 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 2-Year CMS Rate during the term of the Notes. Changes in the 30-Year CMS Rate and 2-Year CMS Rate will affect the trading price of the Notes, but it is impossible to predict whether the 30-Year CMS Rate or 2-Year CMS Rate will rise or fall.